CONFIDENTIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69533

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **7/1/2020**   AND ENDING   **6/30/2021**
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MFA Securities, LLC**

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Highwood Drive
(No. and Street)

Tewksbury   **MA**   **01876**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Moruzzi   **978-557-5340**
                                           (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

DeMarco Sciacotta Wilkens & Dunleavy, LLP
(Name - if individual, state last, first, middle name)

9501 W. 171st Street, H-103   **Tinley Park**   **IL**   **60487**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Laura Moruzzi _____ , swear (or affirm) that, to the best of
my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of
_____ MFA Securites, LLC _____ , as
of _____ June 30, 2021 _____ , are true and correct. I further swear (or affirm)
that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____



_____
                                    Signature

                                    Manager

DONNA M. GONSALVES
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
September 16, 2022

_____
        Notary Public

This report** contains (check all applicable boxes):

- [✔] (a) Facing page.
- [✔] (b) Statement of Financial Condition.
- [✔] (c) Statement of Income (Loss)
- [✔] (d) Statement of Changes in Financial Condition
- [✔] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [✔] (g) Computation of Net Capital
- [✔] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [✔] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✔] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [✔] (n) Exemption Report

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MFA SECURITIES LLC

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

JUNE 30, 2021



DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
MFA Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MFA Securities LLC (the "Company") as of June 30, 2021, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of MFA Securities LLC as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedule I (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as MFA Securities LLC's auditor since 2016.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Tinley Park, Illinois
September 27, 2021

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
9501 W. 171st Street, H-103 | Tinley Park, IL 60487

June 30		2021
Assets		
Cash	$	101,760
Prepaid Expenses		7,358
Total Assets	$	109,118
Liabilities and Member's Equity		
Liabilities:		
Accounts Payable and Accrued Expenses	$	5,420
Total Liabilities		5,420
Member's Equity		103,698
Total Liabilities and Member's Equity	$	109,118

The accompanying notes are an integral part of these financial statements.

For the Year Ended June 30		**2021**
Fee Revenue	$	-
Interest Income		**32,190**
Total Revenue		**32,190**
General and Administration Expenses		**203,937**
Net Loss	$	**(171,747)**

Member's Equity, June 30, 2020	$ 1,206,700
Member's Contribution	100,000
Member's Distributions	(1,031,255)
Net Loss	(171,747)
Member's Equity, June 30, 2021	$ 103,698

The accompanying notes are an integral part of these financial statements.

For the Year Ended June 30		2021
Cash Flows from Operating Activities:		
Net Loss	$	(171,747)
Adjustments to Reconcile Net Loss to Net Cash		
Provided by Operating Activities:		
Decrease in Prepaid Expenses		339
Decrease in Accounts Payable and Accrued Expenses		(2,908)
Net Cash Used in Operating Activities		(174,316)
Net Payment for Note Receivable - Related Party		985,000
Net Cash Received from Related Parties		301
Net Cash Provided by Investing Activities		985,301
Net Cash Used in Financing Activities		
Contibution from Member		100,000
Distributions to Member		(1,031,255)
Net Cash Used in Financing Activities		(931,255)
Net Decrease in Cash		(120,270)
Cash, Beginning of Year		222,030
Cash, End of Year	$	101,760

The accompanying notes are an integral part of these financial statements.

1. Organization and Significant Accounting Policies:

Reporting Entity: MFA Securities LLC (the "Company") was formed on July 18, 2014, as a Massachusetts limited liability company. The Company is primarily engaged in investment banking activities and is registered under the Securities Exchange Act of 1934 as a broker/dealer as of July 2, 2015.

Basis of Presentation: The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Revenue Recognition: The Company adopted Financial Accounting Standard Board ("FASB") ASC 606, Revenue from Contracts with Customers (Topic 606) using a modified retrospective approach effective July 1, 2018.

The services provided under contracts with customers include transaction-related advisory services. The performance obligation meets the criteria for either over time or point-in-time revenue recognition.

The Company is engaged to provide transaction-related advisory including advice and assistance in analyzing, structuring, planning, negotiating and effecting a transaction. The Company provides such advisory services to its customers to assist with corporate finance activities such as mergers and acquisitions. In most circumstances, the Company considers the services under the advisory contracts to comprise of a single performance obligation. Although there may be individual services within each contract, the individual services are not distinct within the context of the contract; rather the performance of these services helps to fulfill one overall performance obligation to deliver advisory services to the customer.

The transaction related for services relate to the closing of a merger or acquisition transaction or retainer fees (one time or recurring paid in the course of an engagement). Although the Company's transaction related services meet the criteria for over time revenue recognition, success fees are considered variable as they are susceptible to factors outside of the Company's influence and contain a large number and broad range of possible considerations. Accordingly, revenue associated with these services is constrained until specified conditions have been met, and it is probable that a significant revenue reversal will not occur in a

future period. This typically occurs once substantially all services have been provided.

Lease Standard: On July 1, 2019, the Company adopted ASU 2016-02 Leases, which requires recognition of lease assets (right of use) and lease liabilities (liability to make lease payments) by lessees for those currently classified as operating leases. This adoption did not have a material impact on the Company's financial statements.

Cash: The Company maintains its cash in a bank deposit account, which, at times, may exceed federally insured limits.

Concentrations of Credit Risk: Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash with high-credit quality financial institutions. Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company performs ongoing credit evaluations of its customers and generally requires no collateral to secure accounts receivable. The Company considers an allowance for potentially uncollectible accounts receivable based upon its assessment of the collectability of accounts receivable, which considers historical write-off experience and any specific risks identified in customer collection matters.

Income Taxes: No provision for federal or state income taxes is presented in these financial statements as the Company is a limited liability company under the provisions of the Internal Revenue Code. Since the Company has a sole member it's considered a disregarded entity for income tax reporting purposes and accordingly, its taxable income is reported directly by its member for federal and state income tax reporting purposes. However, in certain circumstances, the Company may be required to pay income taxes to a state or foreign country.

The Company assesses the recording of uncertain tax positions by evaluating the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the financial statements. The Company's policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its statement of operations.

1. **Organization and Significant Accounting Policies (continued):**

The Company has not recognized a liability for any uncertain tax benefits as of June 30, 2021. The Company does not expect any material change in uncertain tax benefits within the next twelve months.

Use of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with GAAP. Actual results experienced by the Company may differ from those estimates.

2. **Net Capital:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 6.67% of aggregate indebtedness or $5,000. As of June 30, 2021, the Company's net capital amounted to $96,340.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's aggregate indebtedness to net capital ratio amounted to 0.06 to 1 as of June 30, 2021.

The Company does not hold customer funds or securities and as a non-covered firm met the provisions of Footnote 74 of the Securities and Exchange Commission Release No. 34-70073.

3. **Related Party Transactions**

Note Receivable – Related Party: In February 2018, the Company entered into a revolving loan receivable agreement with MFA Cornerstone, LLC ("MFACC"), the parent of the Company. The Company agreed from time to time to lend certain monies to MFACC up to a maximum of $1,000,000. Withdrawals on the loan are subject to restrictions as defined by FINRA. MFACC is required to paydown any withdrawal on the revolving loan receivable one year from the anniversary of the drawdown date. Interest on the revolving line shall accrue on the then outstanding balance of the loan at two times the prime rate (3.25% at June 30, 2021). For the year ended June 30, 2021, $32,190 of interest income was earned on the revolving loan receivable. As of June 30, 2021, no amounts were due to the Company.

Expense Sharing Agreement: The Company and certain affiliated entities (MFA Cornerstone, LLC, MFA Capital Advisors, LLC and Moody, Famiglietti & Andronico, LLP) have entered into Expense Sharing Agreements. The Expense Sharing Agreements are in full compliance with the National Association of Securities Dealers ("NASD") Notice to Pursuant to the Agreements, all parties desire to administer the Members 03-63 dated October 2003 and the July 11, 2013 SEC Division of Market Regulation ("DMR") letter which clarified the SEC's position under SEC Rule 15c3-1, 17a-3, 17a-4 and 17a-5 (collectively, the "financial responsibility rules") regarding the treatment of broker-dealer expenses and liabilities.

During the year ended June 30, 2021, the Company incurred an allocation of certain salary and benefit expenses from the affiliated entities totaling $124,865 pursuant to the Agreements. All overhead expenses were paid in their entirety by the affiliated entities. No third-party vendors or the affiliated entities have recourse to the Company for the overhead related expenses.

4. **Indemnifications:**

In the ordinary course of business, the Company enters into various agreements containing standard indemnification provisions. The Company's indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain. As of June 30, 2021, no amounts have been accrued related to such indemnification provisions.

Schedule I - Computation of Net Capital Under   **MFA Securities LLC**
Rule 15c3-1 and Other Information Under Rule 15c3-3
of the Securities and Exchange Commission

June 30	2021
Aggregate Indebtedness	$ 5,420
Member's Equity	103,698
Deductions for Nonallowable Assets:	
Prepaid Expenses	(7,358)
Net Capital	96,340
Minimum Net Capital Requirement to be Maintained	5,000
Net Capital in Excess of Requirements	$ 91,340
Ratio of Aggregate Indebtedness to Net Capital	0.06 to 1

There was no differences between the Audited Net Capital Computation and Unaudited Part IIA of Form X-17A-5, the Financial and Operational Combined Uniform Single Report (FOCUS Report) as of June 30, 2021.

There was no differences with the Company's Audited Statement of Financial Condition and Unaudited FOCUS Report Statement of Financial Condition as of June 30, 2021.

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The Company is a non-covered firm and relies on Footnote 74 to SEC Release 34-70073.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The Company is a non-covered firm and relies on Footnote 74 to SEC Release 34-70073.

See Accompanying Report of Independent Registered Public Accounting Firm



DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
MFA Securities LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) MFA Securities LLC claimed it may file an exemption report because it had no obligations under 17 C.F.R. section 15c3-3 and (2) MFA Securities LLC, as a non-covered firm, met the provisions of Footnote 74 of the Securities and Exchange Commission Release No. 34-70073 throughout the most recent year ended June 30, 2021 without exception. MFA Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MFA Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth by the Securities and Exchange Commission.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Tinley Park, Illinois
September 27, 2021

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
9501 W. 171st Street, H-103 | Tinley Park, IL 60487

MFA Securities, LLC
Exemption Report

September 27, 2021

MFA Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 1 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities, mergers and acquisitions, fairness opinions and referrals, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Laura Moruzzi, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Laura Moruzzi
Manager

